Exhibit 99.1

The Ne xt E v ol ut ion in O r al D ru g & N utr ien t Deli v e ry © Gelteq Limited 2025. All Rights Reserved. Proprietary & Confidential. INVESTOR OVERVIEW DECEMBER 2025

FORWARD LOOKING STATEMENTS

GELTEQ

Certain statements in this presentation may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, contained herein are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those expressed or implied in such statements. For a discussion of these risks and uncertainties, refer to Gelteq's filings with the U.S. Securities and Exchange Commission ("SEC"), including its Annual Report on Form 20-F filed on November 17, 2025. Gelteq undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.



© Gelteq Limited 2025. All Rights Reserved. Proprietary & Confidential.

GELTEQ (NASDAQ: GELS) OVERVIEW


SURE-FLO
GELTEQ

A global clinical and science based company that has developed a novel drug delivery platform in an ingestible gel form

Gelteq specializes in the formulation, development and manufacturing of gel products for licensed partners

Founded in 2017 in Melbourne, Australia, **the company emerged from its founders' work as a dietitian, aiming to improve patient compliance** with an easy to swallow and enjoyable delivery format for medications and nutritional supplements

© Gelteq Limited 2025. All Rights Reserved. Proprietary & Confidential.

GELTEQ - COMPANY HIGHLIGHTS

GELTEQ

- Innovative drug and nutrient delivery platform that is market ready
- Portfolio of nutraceutical products already developed and sales ready
- Gelteq holds multiple patent families that cover a range of applications for our proprietary gel technology
- Pilot nutraceutical orders recently delivered in China, USA and Australia
- Diverse API pipeline available for R&D and licensing partnerships


301-354

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RESEARCH AND VALIDATION PARTNER

GELTEQ

Engaged Monash University's Medicines Manufacturing Innovation Centre (MMIC) to both verify and test our scientifc methodologies.

Monash University is a global leader in Pharmaceutical Science

- #4 Pharmacy and Pharmacology QS Rankings 2025 (Global)*

Gelteq's scientist team is based in Monash Innovation Labs which is a growth and development ecosystem within Monash University.


MONASH
University

*https://www.topuniversities.com/university-subject-rankings/pharmacy-pharmacology

© Gelteq Limited 2025. All Rights Reserved. Proprietary & Confidential.

To im pr o v e t he li v e s of h u man s and animal s b y making d ru g and n utr ace ut ical pr od u c ts mo r e acce ss ible and ea s ie r t o con su me © Gelteq Limited 2025. All Rights Reserved. Proprietary & Confidential. MISSION STATEMENT

MEDICATION COMPLIANCE IS A UNIVERSAL PROBLEM © Gelteq Limited 2025. All Rights Reserved. Proprietary & Confidential.

INDUSTRY CHALLENGES

GELTEQ

Challenges that pharmaceutical & supplement companies are facing

- **Pill Aversion and Swallowing issues**
  *~40% of consumers struggle with swallowing supplements**

- **Patent lifecycle pressures as drug patents expire**
  *Bringing a 90% revenue drop when generics arrive***

- **Crowded markets**
  With limited options for differentiated delivery formats

- **Convenience**
  Consumers are demanding new, novel and convenient formats

- **Inability to hold large dosages**
  Available existing formats such as gummies, pills and capsules can't hold large dosages

- **Poor adherence**
  Low medication adherence means less intake and poorer health outcomes



*McCloskey, A.P., Penson, P.E., Tse, Y., Abdelhafiz, M.A., Ahmed, S.N. and Lim, E.J., 2022. Identifying and addressing pill aversion in adults without physiological-related dysphagia: A narrative review. British Journal of Clinical Pharmacology, 88(12), pp.5128-5148.
**Rumore, M.M. and Vogenberg, F.R., 2016. Biosimilars: still not quite ready for prime time. Pharmacy and Therapeutics, 41(6), p.366.

© Gelteq Limited 2025. All Rights Reserved. Proprietary & Confidential.

INDUSTRY CHALLENGES

GELTEQ

The oral delivery of oil-soluble (lipophilic) or insoluble compounds are a major challenge for pharmaceutical companies.

40–60% of marketed drugs and up to 90% of discovery candidates are poorly soluble*

Pharmaceutical companies are already investing **~USD$4-7Bn annually** in technologies that improve delivery of poorly soluble/oily drugs**



*Xie, B., Liu, Y., Li, X., Yang, P. and He, W., 2024. Solubilization techniques used for poorly water-soluble drugs. Acta Pharmaceutica Sinica B, 14(11), pp.4683-4716.
**Solubility Enhancement Excipients Market Size 2025-2032 https://share.google/DUYk0RWZb7Z9muU3g

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IMAGINE

GELTEQ

Imagine if there was an innovative delivery platform that could address the challenges that pharmaceutical and nutraceutical companies are experiencing

© Gelteq Limited 2025. All Rights Reserved. Proprietary & Confidential.

THE GELTEQ SOLUTION

GELTEQ

Gelteq's patented gel delivery can potentially system solve many of the pharmaceutical and supplement industry's challenges - from poor adherence and pill fatigue to the oral delivery of insoluble ingredients

Our gels can include single or multiple water soluble, fine insoluble **and oil-soluble ingredients**

This can include vitamins, micro and macro nutrients, herbal extracts and active pharmaceutical ingredients (APIs), in a single **shelf-stable gel** with a **uniform texture** and **composition**


GELTEQ
GELTEQ

© Gelteq Limited 2025. All Rights Reserved. Proprietary & Confidential.

GELTEQ ADVANTAGES - WATER SOLUBLE COMPOUNDS

GELTEQ

- Trial results showed Gelteq's innovative technology for water soluble compounds was able to:
  - Improve bioavailability (overall absorption) by over 40%.
  - Provide faster absorption for an API
  - Enhance ingredient absorption which can deliver significantly improved effectiveness of the drug
  - Increase peak concentrations

- The demonstrated bioavailability enhancements by a significant margin provides a strong foundation for applying Gelteq's platform across multiple other water-soluble drug classes, with the potential to expand the Company's commercial scope


Plasma concentration
Water soluble drug in Gelteq gel
Water soluble drug with water
0
0.5
1
1.5
2
time post-administration (hours)

Graph = Gelteq trial results with a water soluble drug and FDA approved product

© Gelteq Limited 2025. All Rights Reserved. Proprietary & Confidential.

GELTEQ ADVANTAGES - OIL SOLUBLE COMPOUNDS

GELTEQ

- Trial results showed Gelteq's innovative technology for oil soluble compounds was able to:
    - Have 300% faster absorption of an API in the first hour which can can deliver significantly improved efficiency of the drug
    - Improve bioavailability (overall absorption) by over 20%.
    - Increase peak concentrations
- The enhanced bioavailability and speed of absorption provides a strong foundation for applying Gelteq's platform across multiple other oil-soluble drug classes and addressing a key industry need



Plasma concentration
Oil soluble drug in Gelteq gel
Oil soluble drug
0
0.2
0.4
0.6
0.8
1
1.2
time post-administration (hours)

Graph = Gelteq trial results with an oil soluble drug and FDA approved product

© Gelteq Limited 2025. All Rights Reserved. Proprietary & Confidential.

GELTEQ IS REIMAGINING THE ADMINISTERED DOSE

GELTEQ


GELTEQ
VS
1x Turmeric
1x Inulin
1x Vitamin C
1x B Vitamins
1x Grape Seed Extract
1x Fish Oil
1x MCT Oil
1x Collagen
1x Hyaluronic Acid
1x Zinc

Gelteq products can be delivered in a well established packaging format that is well adopted in the market... driven by convenience

© Gelteq Limited 2025. All Rights Reserved. Proprietary & Confidential.

GELTEQ CAN SOLVE INDUSTRY CHALLENGES

GELTEQ

GELTEQ CAN ADRESSES KEY CHALLENGES PHARMACEUTICAL & SUPPLEMENT COMPANIES ARE FACING

- **Pill Aversion and Swallowing issues** ✓
- **Patent lifecycle pressures as drug patents expire** ✓
- **Crowded markets** ✓
- **Convenience** ✓
- **Inability to hold large dosages** ✓
- **Poor adherence** ✓


GELTEQ
GELTEQ
GELTEQ

*McCloskey, A.P., Penson, P.E., Tse, Y., Abdelhafiz, M.A., Ahmed, S.N. and Lim, E.J., 2022. Identifying and addressing pill aversion in adults without physiological-related dysphagia: A narrative review. British Journal of Clinical Pharmacology, 88(12), pp.5128-5148.
**Rumore, M.M. and Vogenberg, F.R., 2016. Biosimilars: still not quite ready for prime time. Pharmacy and Therapeutics, 41(6), p.366.

© Gelteq Limited 2025. All Rights Reserved. Proprietary & Confidential.

GELTEQ MARKETS

GELTEQ

Gelteq's platform is able to work across the below verticals.
We offer a complete end-to-end service for our licensed partners.

HUMAN HEALTH

- Human Pharmaceutical
- Human Nutraceutical

ANIMAL HEALTH

- Animal Pharmaceutical
- Animal Nutraceutical

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MARKET OPPORTUNITY (HUMAN HEALTH)

GELTEQ

The global pharmaceutical market



$2,350.4B
2000
1500
$1,645.7B
1000
6.12%
CAGR
500
0
2024
2030

Source: Grand View Research. (2025). Pharmaceutical Market (2025 - 2030).

Global nutraceutical/supplement market



2000
1500
1000
$919.1B
500
$591.1B
7.6%
CAGR
0
2024
2034

Source: Grand View Research. (2025). Nutraceuticals market size, share & trends analysis report, 2025-2030.

© Gelteq Limited 2025. All Rights Reserved. Proprietary & Confidential.

2024 2035 35 30 25 20 15 10 5 0 MARKET OPPORTUNITY ( ANIMAL HEALTH ) Global p e t p ha r mace ut ical ma r ke t $ 13.2B 7.85% CAGR $ 30.3B Gelteq makes supplement and medication delivery simple and stress - free for pets , pet owners , and veterinarians alike. 2023 2030 © Gelteq Limited 2025. All Rights Reserved. Proprietary & Confidential. 35 30 25 20 15 10 5 0 Global p e t n utr ace ut ical / supp lemen t ma r ke t $ 6.8 B 6.4% CAGR $ 10.5 B So ur ce: G r and Vie w Re s ea r ch . (2023) . Global p e t n utr ace ut ical s ma r ke t s i z e & o ut look, 2023 - 2030. So ur ce: Me t a t ech In s igh ts. (2024) . Pe t Pha r mace ut ical s ma r ke t s i z e, s ha r e & fo r eca st 2025 - 2035 (Re p o rt ID: MI 1173 )

GELTEQ B2B STRATEGY

GELTEQ

Our strategy is to partner with pharmaceutical and supplement companies to develop, manufacture, and license gel-based products.

Pharmaceutical Companies

We are currently focused on demonstrating the capabilities of our drug delivery platform to prospective pharmaceutical companies who can license our technology for new product sales

Supplement/ Nutraceutical Companies

We are actively engaging with nutraceutical/ supplement companies to license products from our portfolio of gel products. We also develop custom gel formulations tailored to specific needs.

© Gelteq Limited 2025. All Rights Reserved. Proprietary & Confidential.

RESEARCH & DEVELOPMENT PIPELINE SNAPSHOT

GELTEQ


Human
Animal
Discovery
Optimisation
Pre Clinical
Clinical
Regulatory Approved
GeRX-761
Pain Management
GeRX-561
Allergy
GeRX-461
Diabetes
GeRx-481
Weight Management
GeRx-081
Medicinal Cannabis
GeRX-261
Mental Health
GeRX-681
Reflux (GERD)
GeRx-941
Antiparasitic
GeRX-341
Veterinarian Oncology

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GELTEQ

Company

Gelteq
Nathan Givoni, CEO
Monash Innovation Labs
G.60, 22 Alliance Lane
Clayton 3800 Victoria Australia
T: +61 3 9087 3990
ir@gelteq.com
https://www.gelteq.com

Investor Relations

Darrow Associates
Matt Kreps
Managing Director
Austin, Texas
United States
T: 214-597-8200
mkreps@darrowir.com

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